SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Lument Finance Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55025L108

(CUSIP Number)

Ryan Farha
OREC Investment Holdings, LLC
2001 Ross Avenue, Suite 1900
Dallas, Texas 75201
(214) 237-2242

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OREC Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,318,614
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,318,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,318,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ORIX Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,318,614
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,318,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,318,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Lument Finance Trust, Inc., a Maryland corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive office of the Company is 230 Park Avenue, 19th Floor, New York, New York 10169.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of OREC Investment Holdings, LLC, a Delaware limited liability company (“OREC IH”) and ORIX Corporation, a Japanese corporation (“ORIX” and, together with OREC IH, the “Reporting Persons”).

ORIX’s principal business is providing diversified global financial services, and the address of its principal business and principal office is World Trade Center Bldg., South Tower, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, Japan 105-5135.

OREC IH’s principal business is serving as a holding company for certain investments of ORIX, and the address of its principal business and principal office is 2001 Ross Avenue, Suite 1900, Dallas, Texas 75201. OREC IH is an indirect, wholly owned subsidiary of ORIX.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ORIX are set forth on Schedule I attached hereto and are incorporated by reference herein.

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of individuals listed on Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 7, 2022, the Company commenced a rights offering in which it offered stockholders of record on January 18, 2022 to subscribe for up to 37,421,825 shares of its common stock (the “Rights Offering”). Stockholders of record as of that record date will receive 1.5 transferable rights for each outstanding share of common stock owned on the record date. Pursuant to the Rights Offering, OREC IH oversubscribed and made a total investment of $39,999,998.70 by purchasing 13,071,895 shares. As a result of its participation in the Rights Offering, and its previous investment in January 2020, OREC IH holds 14,318,614 shares of the Company’s Common Stock.

The Investment was funded using available working capital.

Item 4.	Purpose of Transaction.

Pursuant to the terms of the Rights Offering, OREC IH acquired 13,071,895 shares of the Company’s Common Stock for an aggregate purchase price of $39,999,998.70, which is equal to $3.06 per share of Common Stock of the Company. These shares of common stock were issued on a registered basis pursuant to a prospectus filed with the SEC under the Securities Act of 1933.

OREC IH and the Company are party to that certain Registration Rights Agreement dated as of January 3, 2020 (the “Registration Rights Agreement”), providing OREC IH with certain demand and piggyback registration rights in respect of shares of the Company’s Common Stock that OREC IH owns or may acquire from time to time.

OREC Investment Management, LLC (“OREC IM”), an affiliate of OREC IH and ORIX, is party to a Management Agreement dated as of January 3, 2020 (the “Management Agreement”) pursuant to which OREC IM implements the Company’s business strategies, subject to the oversight of the Company’s board of directors, and is responsible for the Company’s day to day operations and to perform, or cause to be performed, corporate office functions for the Company.  These functions include supplying the Company with a management team, including a Chief Executive Officer and a Chief Financial Officer or similar positions, along with appropriate support personnel and providing management services to the Company under the Management Agreement.

The foregoing descriptions of the Registration Rights Agreement and the Management Agreement are not complete and are qualified in their entirety by reference to full texts of such agreements, a copy of each of which is filed as an exhibit to this Schedule 13D.

The Reporting Persons may from time to time acquire additional shares of the Company’s Common Stock or engage in discussions with the Company concerning further acquisitions of shares of its Common Stock or further investments in the Company. Such further acquisitions or investments could be material.

The Reporting Persons intend to monitor and review their investments in the Company on a continuing basis.  Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Company, including additional Common Stock; (ii) dispose or transfer of all or a portion of the securities of the Company, including the Common Stock, that the Reporting Person now owns or may hereafter acquire to any person or entity, including to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Company’s securities; (iv) cause or seek to cause the Company or any of its subsidiaries to acquire all or a portion of another business, including an affiliate of the Reporting Persons; (v) cause or seek to cause the Company or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets to any person or entity, including an affiliate of the Reporting Persons; (vi) propose personnel changes to the present management of the Company deemed necessary or desirable; (vii) propose changes to the Company’s capitalization or indebtedness; or (viii) propose any other material change in the Company’s business.

Item 5.	Interest in Securities of the Issuer.

(a)     All calculations of percentage ownership in this Schedule 13D are based on a total of 52,225,152 shares of Common Stock as communicated by the Company to OREC IH on February 18, 2022, which includes the 27,277,269 shares of Common Stock newly issued by the Company.

(b)     The Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,318,614 shares of Common Stock it may be deemed to beneficially own.

(c)     Other than as part of the Rights Offering, none of the Reporting Persons or, to their knowledge, any of the Scheduled Persons have made transactions in the Common Stock within the past 60 days.

(d)      No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated as of February 25, 2022, by and between OREC Investment Holdings, LLC and ORIX Corporation.

Exhibit 99.2.	Registration Rights Agreement, dated as of January 3, 2020, the Company and OREC Investment Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Company on January 6, 2020 (File No. 001-35845)).

Exhibit 99.3.	Management Agreement, dated as of January 3, 2020, by and between the Company and OREC Investment Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Company on January 6, 2020 (File No. 001-35845)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

OREC INVESTMENT HOLDINGS, LLC

By:	/s/ James J. Henson
	Name:	James J. Henson
	Title:	Secretary

ORIX CORPORATION

By:	/s/ Yoshiteru Suzuki
	Name:	Yoshiteru Suzuki
	Title:	Senior Managing Executive Officer

SCHEDULE I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of ORIX are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, South Tower, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit of ORIX	Japan

Shuji Irie	Director, Senior Managing Executive Officer, Head of Investment and Operation Headquarters of ORIX	Japan

Satoru Matsuzaki	Director, Senior Managing Executive Officer, Head of Corporate Business Headquarters of ORIX Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Japan

Yoshiteru Suzuki	Director, Senior Managing Executive Officer, ORIX President and Chief Executive Officer, ORIX Corporation USA	Japan

Stan Koyanagi	Director, Managing Executive Officer, Global General Counsel, Responsible for Legal and Compliance Headquarters, ORIX	USA

Heizo Takenaka	Outside Director of ORIX Chairman and Director, PASONA Group, Inc. Director, Academyhills Outside Director, SBI Holdings, Inc.	Japan

Michael Cusumano

Outside Director of ORIX

Deputy Dean, Faculty of Management, Sloan School of Management, Massachusetts Institute of Technology

Professor, Faculty of Management, Sloan School of Management, Massachusetts Institute of Technology

Senior Specially Appointed Professor, Tokyo University of Science

Outside Director, Multitude SE

USA

Sakie Akiyama	Outside Director of ORIX Founder, Saki Corporation Outside Director, Sony Corporation Outside Director, JAPAN POST HOLDINGS Co., Ltd. Outside Director, Mitsubishi Corporation	Japan

Hiroshi Watanabe	Outside Director of ORIX President, Institute for International Monetary Affairs Outside Director, Mitsubishi Materials Corporation	Japan

Aiko Sekine	Outside Director of ORIX Professor, Waseda University, Faculty of Commerce	Japan

Member of the Nominating Committee, International Federation of Accountants

Trustee, International Valuation Standards Council

Advisor of Japanese Institute of Certified Public Accountants

Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited

Outside Audit & Supervisory Board Member , IHI Corporation

Chikatomo Hodo	Outside Director of ORIX Outside Director, Konica Minolta Inc. Outside Director, Mitsubishi Chemical Holdings Corporation	Japan

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Yasuaki Mikami	Managing Executive Officer	Japan

Hidetake Takahashi	Managing Executive Officer	Japan

Hitomaro Yano	Executive Officer	Japan

Yasuhiro Tsuboi	Executive Officer	Japan

Michio Minato	Executive Officer	Japan

Tetsuya Kotera	Executive Officer	Japan

Eiji Arita	Executive Officer	Japan

Seiichi Miyake	Executive Officer	Japan

Tomoko Kageura	Executive Officer	Japan

Nobuki Watanabe	Executive Officer	Japan

Hiroyuki Ido	Executive Officer	Japan

Kiyoshi Habiro	Executive Officer	Japan

Ryujiro Tokuma	Executive Officer	Japan

Hao Li	Executive Officer	Hong Kong